Schedule A

On July 30, 2025, certain of the Reporting Persons sold to the Issuer the amount of shares of Common Stock set forth in the table below at a per-share purchase price of CLP$20.6 (approximately $0.021 USD per share). The sale was conducted as part of the Issuer’s share repurchase program approved at its Extraordinary Shareholders’ Meeting held on June 26, 2025. Prior to effecting the transaction, the Reporting Persons sold of ADSs representing the amount of shares set forth below to a counterparty and acquired the underlying shares of Common Stock in exchange.

Fund	Shares
Meadow Garden	284
Grouse Moor	1,627,330,995
Wild Health	395,949,900
Green Pasture	1,487,473,106
Ashton Gate	2,821,881,394
Strategic Value New Rising Fund	466,998,598